

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SECUₜ **12011152** ₛSION

SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/11_____ AND ENDING_____12/31/11_____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torch Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 S. Post Oak Lane, Suite 650
                                (No. and Street)

Houston   TX   77056
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Ed Jones   713-621-4577
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
                    (Name – if individual, state last, first, middle name)

3040 Post Oak Blvd, Suite 1600, Houston   Texas   77056
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Ed Jones__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Torch Securities, LLC__ , as of __December 31__ , 20__11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SANDI M. HEMMELINE
Notary Public
STATE OF TEXAS
My Comm. Exp. Jul. 30, 2015

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. - not required
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TORCH SECURITIES, LLC

Statement of Financial Condition
Year Ended December 31, 2011

ASSETS

Cash	$	7,946
Prepaid expenses and other assets		915
Total assets	$	8,861

Liabilities and Member's Equity

Member's equity		8,861
Total liabilities and member's equity	$	8,861

See accompanying notes to financial statements.

TORCH SECURITIES, LLC

Statement of Operations
Year Ended December 31, 2011

Revenue

Valuation Advisory	$	72,827
Private Placements Advisory		1,500
		74,327

Expenses

Guaranteed payments	71,287
Professional fees	6,632
License and registration fees	3,260
Postage Delivery	16
Other	7,837
Total expenses	89,572

Net loss $ (15,245)

See accompanying notes to financial statements.

TORCH SECURITIES, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2011

Balance at January 1, 2011	$	7,338
Net loss		(15,245)
Member contribution		16,768
Balance at December 31, 2011	$	8,861

TORCH SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities

Net loss $ (15,245)

Cash flows from financing activities

Member contributions   16,768

    Net cash provided by financing activities   16,768

Net increase in cash and cash equivalents   1,523

Cash – beginning of year   6,423

Cash – end of year $ 7,946

TORCH SECURITIES, LLC

Statement of Financial Condition

Year Ended December 31, 2011

ASSETS

Cash	$	7,946
Prepaid expenses and other assets		915
Total assets	$	8,861

Liabilities and Member's Equity

Member's equity		8,861
Total liabilities and member's equity	$	8,861

See accompanying notes to financial statements.

TORCH SECURITIES, LLC

Statement of Operations
Year Ended December 31, 2011

Revenue

Valuation Advisory	$	72,827
Private Placements Advisory		1,500
		74,327

Expenses

Guaranteed payments		71,287
Professional fees		6,632
License and registration fees		3,260
Postage Delivery		16
Other		7,837
Total expenses		89,572

Net loss $ (15,245)

TORCH SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

Balance at January 1, 2011	$	7,338
Net loss		(15,245)
Member contribution		16,768
Balance at December 31, 2011	$	8,861

See accompanying notes to financial statements.

TORCH SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities		
Net loss	$	(15,245)
Cash flows from financing activities		
Member contributions		16,768
Net cash provided by financing activities		16,768
Net increase in cash and cash equivalents		1,523
Cash – beginning of year		6,423
Cash – end of year	$	7,946

See accompanying notes to financial statements.

5

TORCH SECURITIES, LLC

**Financial Statements and Supplementary
Information Required by SEC Rule 17a-5**

Year Ended December 31, 2011

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

TORCH SECURITIES, LLC

**Financial Statements and Supplementary
Information Required by SEC Rule 17a-5**

Year Ended December 31, 2011

TORCH SECURITIES, LLC

Year Ended December 31, 2011

TABLE OF CONTENTS



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
   Torch Securities, LLC

We have audited the accompanying statement of financial condition of Torch Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Torch Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 "Net Capital Calculation" required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
February 9, 2012

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

TORCH SECURITIES, LLC

Notes to Financial Statements

Year Ended December 31, 2011

NOTE 1: **GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Torch Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

The Company is an affiliate of Torch Partners, LLC ("Torch Partners"). If necessary, Torch Partners will provide financial support to the Company sufficient to satisfy its obligations as they become due until at least January 1, 2012.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no federal income tax expense has been recorded in the financial statements. The Company is subject to Texas Franchise Tax and such amount was immaterial in 2011.

Revenue Recognition

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided. A

contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Guaranteed Payments

Guaranteed Payments represent amount paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

NOTE 2: **RELATED PARTY TRANSACTIONS**

Under a management agreement with Torch Partners, Torch Partners provides certain administrative and professional services to the Company. However, for 2011, the allocated expenses were $0 since Torch Partners did not provide significant services to the Company and is assuming responsibility for the share expenses relating to the business of the Company.

NOTE 3: **NET CAPITAL REQUIREMENTS**

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2011, the Company's net capital, as defined, of $7,946 exceeded the required minimum by $2,946 and the Company had no aggregate indebtedness.

NOTE 4: **SUBORDINATED LIABILITIES**

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2011.

NOTE 5:   **RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS**

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

NOTE 6:   **SECURITIES INVESTOR PROTECTION CORPORATION**

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Company did not generated revenue over $500,000 during 2011.

NOTE 7:   **MEMBER'S EQUITY**

During 2011, members made cash contributions to the Company in the amount of $16,768.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION FOR
TORCH SECURITIES, LLC

Year Ended December 31, 2011

COMPUTATION OF NET CAPITAL

Total assets		$ 8,861
Less – total liabilities		–
Net worth		8,861
Deductions from and/or charges to net worth		
Total non-allowable assets	(915)	
Other deductions or charges	–	
Total deductions from net worth	–	(915)
Net capital before haircuts on securities positions		7,946
Haircuts on securities		
Certificates of deposit and commercial paper	–	
U.S. and Canadian government obligations	–	
State and municipal government obligations	–	
Corporate obligations	–	
Stock and warrants	–	
Options	–	
Arbitrage	–	
Other securities	–	
Undue concentration	–	–
Net capital*		$ 7,946

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	–		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				7,946
Excess Net Capital			$	2,946
Aggregate Indebtedness			$	–
Ratio of aggregate indebtedness to net capital				–%
Ratio of subordinated indebtedness to debt/equity total				N/A

* *The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 on January 27, 2012, is not required as no difference exist.*

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
AS REQUIRED BY RULE 17a-5 OF THE SECURITIES
AND EXCHANGE COMMISSION ACT OF 1934



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Members of
   Torch Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Torch Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 9, 2012



www.mcconnelljones.com